UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF

THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-38962

Fiserv, Inc.

Fiserv Funding Unlimited Company

The New York Stock Exchange

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

In respect of Fiserv, Inc.:

600 N. Vel R. Phillips Avenue, Milwaukee, WI 53203

(262) 879-5000

In respect of Fiserv Funding Unlimited Company:

10 Hanover Quay, Dublin, Ireland D02 K510

(262) 879-5000

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, par value $0.01 per share, issued by Fiserv, Inc.

1.125% Senior Notes due 2027 issued by Fiserv, Inc.

1.625% Senior Notes due 2030 issued by Fiserv, Inc.

3.000% Senior Notes due 2031 issued by Fiserv, Inc.

4.500% Senior Notes due 2031 issued by Fiserv, Inc.

2.875% Senior Notes due 2028 issued by Fiserv Funding Unlimited Company and guaranteed by Fiserv, Inc.

3.500% Senior Notes due 2032 issued by Fiserv Funding Unlimited Company and guaranteed by Fiserv, Inc.

4.000% Senior Notes due 2036 issued by Fiserv Funding Unlimited Company and guaranteed by Fiserv, Inc.

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]

☒

Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, each of Fiserv, Inc. and Fiserv Funding Unlimited Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Fiserv, Inc.

November 10, 2025	By: /s/ Paul M. Todd	Chief Financial Officer
Date	Name	Title

Fiserv Funding Unlimited Company

November 10, 2025	By: /s/ Rajan Verma	Director
Date	Name	Title

[1]	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.